Exhibit 99.1

MANITOBA

2016/17

First Quarter Report

Honourable Cameron Friesen

Minister of Finance

FIRST QUARTER REPORT	APRIL TO JUNE 2016

SUMMARY

Budget 2016 provided the financial overview of the Government Reporting Entity (GRE) which includes core government and government business enterprises (such as Manitoba Hydro and Manitoba Public Insurance, health authorities, social service authorities, school divisions, etc.).

Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP). The financial information in this report is presented in the same format as the budget.

While Manitoba is facing significant fiscal challenges, our New Government has committed to carefully correcting the fiscal course.

Budget 2016 set a new course toward lower taxes, better services and a stronger economy.

GOVERNMENT REPORTING ENTITY
Millions of Dollars
2016/17 Budget
Revenue
Income Taxes	3,868
Other Taxes	4,136
Fees and Other Revenue	2,199
Federal Transfers	4,108
Net Income of Government Business Enterprises	674
Sinking Funds and Other Earnings	245

Total Revenue	15,230

Expenditure
Health	6,497
Education	4,061
Families	2,036
Community, Economic and Resource Development	1,504
Justice and Other Expenditures	1,319
Debt Servicing	874

Total Expenditure	16,291

In-Year Adjustments/Lapse	(150)

Net Income (Loss)	(911)

FIRST QUARTER REPORT	APRIL TO JUNE 2016

CORE GOVERNMENT

The core government budget provides information on the core government activities – the revenue and expenditure of government departments that are under the direct control of the Legislative Assembly. These are where the day-to-day decisions are made that ultimately determine the success of the government strategies, plans and programs.

Controlling spending growth is a key element in restoring fiscal discipline. Our New Government has already implemented measures to ensure that government programs and services become more effective and efficient.

Expenditure management initiatives will continue throughout the year as government carefully reviews funding structures and looks for ways to reduce costs. The fiscal performance review is well underway to assess program expenditures to ensure they are providing the best value for public money spent.

CORE GOVERNMENT
Millions of Dollars
2016/17 Budget
Revenue
Income Taxes	3,868
Other Taxes	3,717
Fees and Other Revenue	562
Federal Transfers	3,845
Net Income of Government Business Enterprises	586
Sinking Funds and Other Earnings	-

Total Revenue	12,578

Expenditure
Health	5,990
Education	2,734
Families	1,928
Community, Economic and Resource Development	1,528
Justice and Other Expenditures	1,128
Debt Servicing	230

Total Expenditure	13,538

In-Year Adjustments/Lapse	(70)

Net Income (Loss)	(890)

FIRST QUARTER REPORT	APRIL TO JUNE 2016

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the core government for the first three months of the fiscal year is a loss of $(83) million.

The three-month revenue variance of $(4) million primarily reflects lower than anticipated Retail Sales Tax, Levy for Health and Education, and Tobacco Tax as a result of timing of remittances.

The three-month expenditure variance of $(42) million is primarily the result of timing of expenditures in various departments.

Expenditures in critical areas such as health, justice and services for vulnerable persons are being closely monitored. A full year projection will be provided in the next quarterly report.

CORE GOVERNMENT OPERATING STATEMENT
Millions of Dollars
	Year-to-Date to June 30
UNAUDITED	Actual	Estimated	Variance

Revenue
Income Taxes	985	986	(1)
Other Taxes	960	969	(9)
Fees and Other Revenue	131	127	4
Federal Transfers	906	906	-
Net Income of Government Business Enterprises	148	146	2
Sinking Funds and Other Earnings	-	-	-

Total Revenue	3,130	3,134	(4)

Expenditure
Health, Seniors and Active Living	1,575	1,566	9
Education and Training	756	755	1
Families	464	464	-
Community, Economic and Resource Development	262	290	(28)
Justice and Other Expenditures	214	238	(24)
Debt Servicing Costs	(58)	(58)	-

Total Expenditure	3,213	3,255	(42)

Net Result	(83)	(121)	38

Core government revenue and expenditure details are provided in Appendix I and II on pages 11 and 12, and information on core government capital investment can be found in Appendix III on page 13.

FIRST QUARTER REPORT	APRIL TO JUNE 2016

QUARTERLY FINANCIAL RESULTS (Continued)

The three-month net result of $(83) million represents a variance of $(12) million from the prior year. Revenue is up $111 million year-over-year, offset by an increase in expenditures of $123 million.

The year-over-year increase in revenue is primarily due to increases in Individual Income Tax and

Federal Transfers, as well as higher Corporations Taxes as a result of timing of remittances.

The year-over-year increase in expenditures reflects increased spending related to Health, Seniors and Active Living, Families and Education and Training.

COMPARISON TO PRIOR YEAR
Millions of Dollars
	Year-to-Date to June 30
UNAUDITED	2016	2015	Variance

Revenue	3,130	3,019	111

Expenditure	3,213	3,090	123

Net Result	(83)	(71)	(12)

FIRST QUARTER REPORT	APRIL TO JUNE 2016

STRATEGIC INFRASTRUCTURE INVESTMENT

Investments in strategic infrastructure stimulate the provincial economy, generate employment and increase household and business incomes. In addition, infrastructure, and infrastructure renewal projects boost productivity over the long term, further strengthening the economy. It is important that the investment decisions are not only made in the context of stimulating the economy and for the public good but are also financially sustainable over the long term.

Manitoba’s New Government is committed to spending at least $1 billion on strategic infrastructure in 2016/17 - roads and bridges, flood protection, hospitals, schools, universities and colleges, as well as municipal projects and other infrastructure. Over $1.8 billion in strategic infrastructure investment is forecast for 2016/17.

STRATEGIC INFRASTRUCTURE
Millions of Dollars
Core Government Infrastructure		2016/17 Budget

Roads, Highways, Bridges, Flood Protection and Parks
Highways and Bridges		542
Water-Related Capital		45
Parks, Cottages and Camping		12
	Subtotal	599

Capital Grants, Maintenance and Preservation
Building Manitoba Fund* - Capital Grants		284
Maintenance and Preservation - Highways		144
Maintenance and Preservation - Water		10
	Subtotal	438
Core Government Infrastructure Total		1,037

Other Provincial Infrastructure

Health		442
Education		241
Housing		120
Northern Affairs Communities		15
Other Provincial Infrastructure Total		818

Total Strategic Infrastructure		1,855

* Net of Transit Operating

FIRST QUARTER REPORT	APRIL TO JUNE 2016

BORROWINGS AND SUMMARY NET DEBT

Manitoba’s total borrowing requirement identified in Budget 2016 was $6.5 billion including refinancing of $2.2 billion and new cash requirements (net of estimated repayments) of $4.3 billion.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

Borrowings are used to finance capital related projects, and to finance the expenditures of priority government services in excess of generated income.

While these investments underpin and support Manitoba’s economic performance, Manitoba’s New Government has committed to reduce the reliance on borrowings to ensure that the use of the debt is within reasonable and predictable limits.

Budget 2016 projects a net debt to GDP ratio of 33.8%.

CHANGE IN SUMMARY NET DEBT
Millions of Dollars
2016/17 Budget

2015/16 Summary Net Debt (Forecast)	21,395
Net Investment in Tangible Capital Assets
Core Government	445
Other Reporting Entities	398
843
Plus: Projected (Income) Loss for the Year
Core Government	890
Other Reporting Entities	21
911

Change in Net Debt	1,754

Summary Net Debt	23,149

FIRST QUARTER REPORT	APRIL TO JUNE 2016

ECONOMIC REVIEW AND OUTLOOK

Overview

Global economic conditions have weakened since Budget 2016. These updates are reflected in minor adjustments to the Budget 2016 economic growth projections; however, Manitoba’s stable and diverse economy continues to outperform Canada and many of the other provinces.

According to the Manitoba Finance Survey of Economic Forecasts, Manitoba’s real GDP is expected to grow by 2.1% in 2016 and by 2.3% in 2017.

The outlook for Manitoba’s real GDP growth in 2016 is 0.1% lower than what was estimated in the May 31, 2016 Budget. For 2017, the forecast is 0.2% below the Budget estimate.

The forecast for slower growth in Manitoba is due to continued weakness in Canada and the global economies.

Significant downside risks continue to be associated with the current outlook since the medium-term global growth forecast. The U.S. was recently revised down due to weaker than expected growth in the first quarter of 2016.

Stagnant and uneven demand conditions are contributing to low inflation, low commodity prices, modest capital spending and slow employment growth around the world.

The current unknown repercussion from Britain’s decision to leave the European Union has further increased the level of uncertainty in financial markets and has raised concerns about a possible breakup of the 28 member state Union altogether.

Canada has been considerably impacted by the low commodity price cycle. In 2015, Canada posted 1.1% real Gross Domestic Product (GDP) growth, the slowest annual rate since the Great Recession. Even a weaker currency and a growing U.S. economy have failed to generate any sustained rebound. Consequently, Canada’s economic forecasts for 2016 and 2017 are lowered to 1.3% and 2.1%, respectively.

Manitoba’s Economic Growth

Manitoba has a diverse industrial structure dominated by mostly medium-sized sectors, which contribute evenly to overall growth. As a result, the economy has remained relatively stable in a global environment that is now more frequently impacted by relatively large and broad based financial, economic, geo-political and natural environmental shocks.

FIRST QUARTER REPORT	APRIL TO JUNE 2016

As mentioned previously, these external factors are contributing to slower real economic activity in the province. Nominal GDP, which is a broad measure of incomes generated in the province and Manitoba’s potential tax base, has also slowed. In 2015, nominal GDP growth expanded by 2.7%, the smallest annual increase since 2009. Its forecast growth has been reduced by 0.4% to 3.4% for 2016 and by 0.2% to 4.2% for 2017.

Given the slow pace of growth in demand for goods and services everywhere, Manitoba’s key indicators are showing mixed results in 2016. The solid gains in Manitoba’s retail sector is being offset by weakness in manufacturing sales, non-residential capital spending, and housing starts. Like elsewhere in Canada, Manitoba’s labour market has softened, but is showing signs of improvement this summer.

Manitoba’s Key Economic Indicators

The annual and quarterly economic statistics in the following section are on a calendar year basis.

Inflation Rate

Due to low energy prices, Manitoba’s annual increase in consumer prices slowed to 1.2% in 2015, but as fuel prices stabilize and higher import costs are passed onto consumers, prices are rising.

The annual inflation rate in July 2016 rose to 1.5% in Manitoba and matches that of Canada.

Labour Market

After declining in early 2016, Manitoba’s employment level is showing signs of improvement. On a quarterly basis, Manitoba’s employment increased by 0.5% in the second quarter of 2016, compared to the 0.2% growth in Canada overall.

On a quarterly basis, full-time employment increased by 0.9% while part-time employment fell by 1.3% in the second quarter, compared to the first quarter of 2016.

Manitoba’s unemployment rate is averaging 6.0% in 2016, the lowest among provinces and below Canada at 7.0%.

Labour Income

Compensation of employees (labour income), a broad base for personal income tax, has increased by 2.5% in the first six months of 2016, below the 3.3% growth in 2015, but above the 1.7% increase in Canada.

The overall growth in labour income has slowed as low commodity prices have driven down incomes in the mining, oil and gas sector. Total labour income in the federal public administration continues to slide while incomes in construction and professional services improve.

Retail Sales

Solid gains from motor vehicle dealers and health and personal care stores have driven up retail sales by 6.7% in the first half of 2016, the highest increase among provinces and well above the 4.5% growth in Canada.

FIRST QUARTER REPORT	APRIL TO JUNE 2016

Retail sales in 2016 are considerably higher than the 1.5% growth achieved in 2015.

All retail categories are showing positive gains in 2016. Sporting, music and book stores, general merchandise stores and furniture and furnishing store sales are among the other leading categories while gasoline stations, food stores and building supply dealers are lagging.

Manufacturing

Even with a lower Canadian dollar, manufacturing sales remain tepid in Canada, with five provinces showing a reduction in sales this year.

Sales in Manitoba are up 0.3% on a year-to-date basis in July 2016, compared to a 0.2% growth in Canada.

Transportation equipment and wood product sales are increasing at double digit growth rates while food products, fabricated metal, machinery equipment and furniture sales are improving, but remain negative on an annual basis in June 2016.

Capital Investment

With completion of several major projects, non-residential capital spending in Manitoba slowed through 2015, after marking a record investment of $471 million in the first quarter of 2015.

Investment in non-residential building construction turned around in the second quarter of 2016, increasing by 5.8% to $398 million. This follows four consecutive quarterly declines.

In the second quarter, industrial sector non-residential investment spending increased by 17.0%, while commercial sector spending increased by 8.4%.

Housing Starts

An increase in new housing inventory led to a pull back in new residential construction in the province. Overall housing starts numbers have gradually declined since the fourth quarter of 2014.

In the first six months of 2016, as new inventory is being absorbed, construction of residential units has stabilized at just fewer

FIRST QUARTER REPORT	APRIL TO JUNE 2016

than 5,500 units on an annual basis. This has slowed down the retraction in new housing starts to a 0.9% decline, compared to 11.6% annual decrease in 2015.

Exports

Manitoba exports are growing at a stable rate at just under 2.0% annually, but well above the 3.0% decline in Canada.

On an annual basis, in June 2016, exports are up by 2.6% to the U.S. and up by 2.6% to China. Non-U.S. exports are down 0.5%, generating an overall annual total exports growth of 1.6% compared to 2.2% in 2015.

In the first six months of 2016, exports are led by motor vehicles and parts, consumer goods, electronics and chemical products. Sales are lagging in metal ores, processed metal products, energy products, machinery and equipment.

Manitoba Outlook at a Glance
(per cent change unless noted)
	2015	2016f	2017f
Gross Domestic Product
Real	1.6	2.1	2.3
Nominal	2.7	3.5	4.3
Employment	1.5	0.2	1.0
Unemployment Rate	5.6	5.9	5.7
Consumer Price Index	1.2	1.7	2.1
Population	1.0	1.1	1.1

f = forecast

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts (2016f - 2017f)

FIRST QUARTER REPORT	APRIL TO JUNE 2016

Appendix I

2016/17 CORE GOVERNMENT REVENUE BY SOURCE
Thousands of Dollars
	Year-to-Date to June 30			Full Year
UNAUDITED	Actual	Estimated	Variance	Budget
Income Taxes
Individual Income Tax	741,405	742,431	(1,026)	3,338,761
Corporation Income Tax	243,234	244,219	(985)	529,016
Subtotal: Income Taxes	984,639	986,650	(2,011)	3,867,777

Other Taxes
Corporations Taxes	88,453	87,455	998	249,047
Fuel Taxes	82,594	80,500	2,094	321,150
Land Transfer Tax	21,036	21,000	36	83,736
Levy for Health and Education	113,983	117,000	(3,017)	472,614
Retail Sales Tax	584,358	589,000	(4,642)	2,325,330
Tobacco Tax	67,308	71,600	(4,292)	256,123
Other Taxes	2,182	2,158	24	9,591
Subtotal: Other Taxes	959,914	968,713	(8,799)	3,717,591

Fees and Other Revenue
Fines and Costs and Other Legal	13,878	13,467	411	53,574
Minerals and Petroleum	3,721	3,500	221	9,628
Automobile and Motor Carrier Licences and Fees	42,857	41,731	1,126	152,270
Parks: Forestry and Other Conservation	2,469	2,525	(56)	33,856
Water Power Rentals	30,443	28,574	1,869	107,722
Service Fees and Other Miscellaneous Charges	28,482	27,934	548	181,826
Revenue Sharing from SOAs	9,467	9,542	(75)	23,170
Subtotal: Fees and Other Revenue	131,317	127,273	4,044	562,046

Federal Transfers
Equalization	433,898	433,898	-	1,735,600
Canada Health Transfer (CHT)	325,907	325,907	-	1,303,600
Canada Social Transfer (CST)	120,612	120,612	-	482,400
Shared Cost and Other Transfers	25,612	25,353	259	322,955
Subtotal: Federal Transfers	906,029	905,770	259	3,844,555

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor and Lotteries Corporation	148,329	146,000	2,329	585,700

Total Revenue	3,130,228	3,134,406	(4,178)	12,577,669

FIRST QUARTER REPORT	APRIL TO JUNE 2016

Appendix II

2016/17 CORE GOVERNMENT EXPENDITURE BY SECTOR/DEPARTMENT
Thousands of Dollars
	Year-to-Date to June 30			Full Year
UNAUDITED	Actual	Estimated	Variance	Budget

Health
Health, Seniors and Active Living	1,574,806	1,566,444	8,362	5,989,870

Education
Education and Training	755,663	754,594	1,069	2,733,768

Families
Families	464,099	463,598	501	1,927,625

Community, Economic and Resource Development
Agriculture	13,548	12,595	953	180,371
Growth, Enterprise and Trade	21,284	22,719	(1,435)	82,593
Indigenous and Municipal Relations	36,674	43,423	(6,749)	498,023
Infrastructure	153,074	168,905	(15,831)	625,093
Sustainable Development	37,550	42,616	(5,066)	141,715
Total Community, Economic and Resource Development	262,130	290,258	(28,128)	1,527,795

Justice and Other Expenditures
Legislative Assembly	16,124	18,615	(2,491)	57,707
Executive Council	2,998	2,013	985	4,107
Civil Service Commission	5,424	5,805	(381)	21,677
Employee Pensions and Other Costs	(5,096)	(3,048)	(2,048)	14,735
Finance	64,013	62,932	1,081	278,349
Justice	105,680	112,146	(6,466)	585,844
Sport, Culture and Heritage	18,748	23,496	(4,748)	66,462
Enabling Appropriations	-	-	-	42,991
Other Appropriations	6,869	15,908	(9,039)	56,700
Total Justice and Other Expenditures	214,760	237,867	(23,107)	1,128,572

Debt Servicing Costs	(58,052)	(57,764)	(288)	230,000

Total Expenditure	3,213,406	3,254,997	(41,591)	13,537,630

FIRST QUARTER REPORT	APRIL TO JUNE 2016

Appendix III

2016/17 CORE GOVERNMENT CAPITAL INVESTMENT BY DEPARTMENT
Thousands of Dollars
	Year-to-Date to June 30			Full Year
UNAUDITED	Actual	Estimated	Variance	Budget

Agriculture	-	-	-	250
Education and Training	-	-	-	2,173
Families	212	667	(455)	465
Finance	10,047	8,441	1,606	61,525
Health, Seniors and Active Living	-	50	(50)	1,202
Infrastructure	65,380	75,900	(10,520)	606,200
Justice	359	1,688	(1,329)	3,507
Sport, Culture and Heritage	-	-	-	205
Sustainable Development	486	3,832	(3,346)	15,044
Internal Service Adjustments	-	-	-	12,931

Total Capital Investment	76,484	90,578	(14,094)	703,502